Exhibit 3.1

Amendment to Second Amended and Restated By-laws of Cleveland BioLabs, Inc.

The Second Amended and Restated By-laws (the “By-Laws”) of Cleveland BioLabs, Inc., a Delaware corporation (the “Company”), are hereby amended as follows, effective upon the execution of this amendment by the Secretary or Assistant Secretary of the Company:

A new Article XIV is hereby added to the By-Laws, which shall read in its entirety as follows:

“               ARTICLE XIV

FORUM FOR ADJUDICATION OF DISPUTES

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the By-Laws of the Corporation, or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIV.”

Dated: May 12, 2015	By:	/s/ Leah Brownlee
Secretary